Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Newcastle Investment Corp. for the registration of common stock, preferred stock, depositary shares, debt securities and warrants and to the incorporation by reference therein of our reports dated March 3, 2011, with respect to the consolidated financial statements of Newcastle Investment Corp., and the effectiveness of internal control over financial reporting of Newcastle Investment Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

March 3, 2011